Exhibit 99.4

NICE is Once Again the Leader in Workforce Management
according to Analyst Firm DMG Consulting

RA’ANANA, Israel, March 20, 2014 – NICE Systems (NASDAQ: NICE) today announced that it has once again been recognized as the contact center workforce management (WFM) market leader by DMG Consulting LLC. In the 2014 Contact Center Workforce Management Report, NICE is noted as having the largest market share based on number of seats. This is the seventh consecutive year that NICE has been the market share leader based on DMG’s report.

NICE’s Workforce Management solution addresses scheduling and forecasting needs of large multi-site, multi-skill, and multi-channel contact center and back office operations. These solutions help companies effectively manage daily activity, enhance agent performance, and boost inbound sales revenue. NICE supports all service delivery options for WFM – premise-based, hosted/cloud-based, and managed service.

Donna Fluss, president of DMG Consulting
“Workforce Management is high on the list of contact center and back office technology investment priorities for both new and replacement solutions. The growing need for front and back office WFM capabilities is driving purchases at an unprecedented rate in this formerly slow-moving market; the rapid growth is, in turn, driving substantial investments in product innovation.”

Yochai Rozenblat, President, NICE Enterprise Group
“We are proud to be recognized as the market leader in DMG’s 2014 Contact Center Workforce Management Market Report. As the market continues to grow and advance, this reinforces our ability to deliver innovative workforce productivity tools that help organizations engage employees, lower costs, and deliver an exceptional customer service. Our ongoing leadership in this area also reflects our commitment to offering flexible service delivery options that suit the individual needs of our customers.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.